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                              July 8, 2021

       Robert Rudelius
       Chief Executive Officer
       MedicaMetrix, Inc.
       600 Suffolk Street, Suite 250
       Lowell, MA 01854

                                                        Re: MedicaMetrix, Inc.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted June 22,
2021
                                                            CIK No. 0001815630

       Dear Mr. Rudelius:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted June 22, 2021

       Our Company, page i

   1. We note your response to prior comment 2 and reissue in part. Please provide your basis for the statement that
you are "creating strategic relationships with leading distributors, clinics and medical
research institutions" and include relevant disclosure elsewhere in your draft offering
statement disclosing the material terms or the extent of your relationships with
"leading distributors, clinics and medical research institutions" or otherwise advise.
Alternatively, if applicable, revise your disclosure to clarify that your distribution strategy
is aspirational.
       Dilution, page 14

   2. Please explain to us how you calculated your $2,515,563 net tangible book value pre-
                                                        financing, as of
January 31, 2021 considering that you have $2,829,752 of total assets and
 Robert Rudelius
FirstName   LastNameRobert Rudelius
MedicaMetrix,   Inc.
Comapany
July 8, 2021NameMedicaMetrix, Inc.
July 8,2 2021 Page 2
Page
FirstName LastName
         $424,699 total liabilities outstanding as of January 31, 2021.
3. We note your response to comment 7. As previously requested, please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.
ProstaMetrix Clinical Studies and Trials, page 20

4. We note your response to prior comment 8 and revised disclosure on page 20 and reissue in part. We note that you have only included a statistical significance figure for your preclinical study MMPG1-001 TRUS study. Please include additional p-values for your other studies or otherwise disclose that the results were deemed to not be statistically significant. In addition, we note that you expect that your sixth planned trial "will be the
         "pivotal" study for FDA 510(k) clearance." Given that you appear to have altered your device in your fourth and fifth trial, please tell us your basis for identifying this sixth trial as potentially "pivotal."
Market Opportunity for ProstaMetrix, page 23

5. We note your disclosure here regarding the large market size in India for "chronic kidney diseases." Please revise this disclosure or otherwise provide additional context on why the
         "chronic kidney disease" market is relevant for your ProstaMetrix device given your disclosure elsewhere that the target market for the ProstaMetrix is "diagnosing and treating prostate cancer."
Patents, page 23

6. We note your revised disclosure on pages i and ii regarding your current pending and granted patents for ProstaMetrix and SureSet, including, for example only, that you own one patent related to SureSet. Please update your disclosure on page 23 to ensure the disclosure is consistent with your updated disclosure on pages i and ii.
SureSet, page 30

7. We note your disclosure here that "[r]egistration with the FDA was completed in March
         2021, which means that no further regulatory approvals are required to market SureSet in the United States." However, we note your disclosure on page 23 that it is recommended that you complete an IRB approved study before commencing sales of SureSet in the
         United States. Please include additional disclosure on page 30 disclosing that you plan to complete an additional trial prior to commencing sales in the United States or otherwise advise.
Security Ownership of Management and Certain Securityholders, page 37

8. We note your response to prior comment 11 and revised disclosure on page 37 and reissue in part. Given that the voting power of Series A and B preferred stockholders is based on a Conversion Rate, please add footnotes to disclose the number of common shares the
 Robert Rudelius
MedicaMetrix, Inc.
July 8, 2021
Page 3
      Series A and B preferred stock are convertible into. In addition, please disclose the natural person(s) with voting and/or investment control of UrbanX Global Investors, LLC, Noble
      Ventures, LLC and Jeanne Rudelius Trust.
Statement of Operations, page F-4

9. For any period in which common shares have been issued, please revise to present earnings per share on the face of the income statement and the related footnote disclosures under ASC 260-10-45 and 10-50, respectively. Refer to ASC 260-10-15-2.
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters.
Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Rudelius
                                                            Division of
Corporation Finance
Comapany NameMedicaMetrix, Inc.
                                                            Office of Life
Sciences
July 8, 2021 Page 3
cc:       Jamie Ostrow, Esq.
FirstName LastName